January 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Shih-Kuei Chen

Re:	DUET Acquisition Corp.
Registration Statement on Form S-1
Filed December 3, 2021, as ameded
File No. 333-261494

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), EF Hutton, division of Benchmark Investments, LLC, as representative of the several underwriters, hereby joins DUET Acquisition Corp. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-261494) (the “Registration Statement”) to become effective on January 19, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Nelson Mullins Riley & Scarborough LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, the undersigned advise that approximately 450 copies of the Preliminary Prospectus dated January 12, 2022 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

EF HUTTON, DIVISION OF BENCHMARK
INVESTMENTS LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal